Exhibit 99.1

News Release

For Immediate Release

Investor Contacts:

Bill Newbould	Nick Laudico/Sara Pellegrino
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	spellegrino@theruthgroup.com
FDA Extends Review Period for Eurand’s ZENPEP™
Pancreatic Enzyme Replacement Therapy
PHILADELPHIA, Pa., June 22, 2009 – Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies, announced that the U.S. Food and Drug Administration (FDA) has advised the Company that it has extended the June 2009 user fee goal date for the New Drug Application for ZENPEP™ (pancrelipase capsules) by three months.
The FDA did not request that the Company provide any further information, but attributed the reason for the delay to the need for additional time to review the current submission.
About ZENPEP (pancrelipase capsules)
ZENPEP is a proprietary pancreatic enzyme product developed for the treatment of exocrine pancreatic insufficiency, a condition associated with cystic fibrosis, chronic pancreatitis and other diseases. The product was developed in response to the 2004 FDA initial guidance on pancreatic enzyme products, which outlined the need to reduce the variability in enzyme levels and stability of currently marketed enzyme therapies and regulate them under NDAs. ZENPEP is a highly stable formulation of a porcine pancreatic extract that is biologically similar to the endogenous human pancreatic secretions necessary for proper human digestion.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had five products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners.  The Company’s technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit www.eurand.com.

Eurand Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of our NDA filing for ZENPEP, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities.  The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.  Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA relating to ZENPEP or continues to delay approval; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing, including those relating to Eurand’s raw material supplier. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.
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